Nicholas D. Chabraja
Chairman and Chief Executive Officer

January 18, 2008

Mr. Timothy A. Geishecker

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Definitive 14A filed March 23, 2007 (the “Proxy Statement”)

File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Mr. Geishecker:

On behalf of General Dynamics Corporation, the Company’s responses to comments addressed in your letter dated December 20, 2007, are provided below.

SEC Comment

1.	We note your response to comment number 6. Please respond by discussing your targets with respect to 2006 performance factors and operating goals. If you believe that your 2006 targets are confidential, please provide appropriate analysis.

General Dynamics’ Response

As discussed in the Compensation Discussion and Analysis section of our Proxy Statement, in February of each year senior management and the Board approve business group operating plan goals and the overall operating plan for the Company. Throughout the year the Board monitors Company and business group performance as compared to operating plan goals through a series of reviews led by senior management. The following January and February senior management and the Board assess the performance of the Company and each business group compared to the plan goals approved by the Board the year before. For the compensation determinations made in March 2007, senior management and the Compensation Committee considered the results for the Company and each of the business groups as compared to the operating plan for 2006. In particular their review focused on (i) earnings from continuing operations, free cash flow from operations and return on invested capital at the Company level for Mr. Chabraja, Mr. Redd and Mr. Savner, in their role as corporate office executives, and (ii) earnings before interest and taxes (EBIT) and business group cash flow for Mr. DeMuro and Mr. Moss at their respective business groups.

2941 Fairview Park Drive

Suite 100

Falls Church, VA 22042-4513

January 18, 2008

For 2006: (a) the Company’s earnings from continuing operations of $1.710 billion exceeded the plan goal of $1.541 billion; free cash flow from operations of $1.822 billion exceeded the plan goal of $1.454 billion; and return on invested capital of 15.6 percent exceeded the plan goal of 14.5 percent; (b) the Aerospace group’s EBIT of $644 million exceeded the plan goal of $575 million and business group cash flow of $635 million exceed the plan goal of $375 million; and (c) the Information Systems and Technology group’s EBIT of $975 million exceeded the plan goal of $902 million and business group cash flow of $735 million exceeded the plan goal of $558 million. The actual results for each of the Company and business group goals referenced above significantly outpaced the 2005 results and 2006 goals.

2.	We note your response to comment number 8. To the extent you are benchmarking compensation of your named executive officers against companies contained in the industry specific or general industry surveys, you must identify the component companies. Please confirm you will comply with this response in future filings. Alternatively, if you are not using such surveys to benchmark compensation but are rather relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

General Dynamics’ Response

The compensation survey data we obtain from Hewitt is used to provide the compensation committee with additional compensation information for each named executive officer to assist the committee in its compensation determinations. We will clarify our disclosure regarding the use of this data in future filings.

* * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ Nicholas D. Chabraja
Nicholas D. Chabraja
Chairman and Chief Executive Officer